Exhibit 99.1

                                [GRAPHIC OMITTED]
                             Fresenius Medical Care


Investor News                            Fresenius Medical Care AG
                                         Investor Relations
                                         Else-Kroner-Str. 1
                                         D-61352 Bad Homburg

                                         Contact:

                                         Oliver Maier
                                         ------------
                                         Phone:  + 49 6172 609 2601
                                         Fax:    + 49 6172 609 2301
                                         E-mail: ir-fms@fmc-ag.com

                                         North America:
                                         Heinz Schmidt
                                         -------------
                                         Phone:  + 1 781 402 9000
                                                       Ext.: 4518
                                         Fax:    + 1 781 402 9741
                                         E-mail: ir-fmcna@fmc-ag.com

                                         Internet: http://www.fmc-ag.com
                                                   ---------------------

                                         February 24, 2005


                Fresenius Medical Care reports Fourth Quarter and
                             Full Year 2004 Results

Summary Full Year 2004:
-----------------------
      The Company exceeded its financial targets, achieved record earnings and will propose the 8th consecutive dividend increase.

--------------------------------------------------------------------------------
Net Revenue                              $ 6,228 million            + 13%
--------------------------------------------------------------------------------
Operating Income (EBIT)                  $   852 million            + 13%
--------------------------------------------------------------------------------
Net Income                               $   402 million            + 21%
--------------------------------------------------------------------------------
Operating Cash Flow                      $   828 million            + 10%
--------------------------------------------------------------------------------
Free Cash Flow                           $   567 million            + 19%
--------------------------------------------------------------------------------
Dividend Proposal  Ordinary Share            (euro) 1.12            + 10%
--------------------------------------------------------------------------------
                   Preference Share          (euro) 1.18            +  9%
--------------------------------------------------------------------------------

Bad Homburg, Germany - February 24, 2005 -- Fresenius Medical Care AG ("the Company") (Frankfurt Stock Exchange: FME, FME3) (NYSE: FMS, FMS-p), the world's largest provider of Dialysis Products and Services, today announced the results for the fourth quarter and the full year of 2004.


Operations Fourth Quarter 2004:
------------------------------

Revenue

Total revenue for the fourth quarter 2004 increased by 13% (10% at constant currency) to $ 1,640 million. The consolidation of businesses in accordance with a new accounting regulation (FIN 46R) contributed approx. 2% to the growth rate. Dialysis Care revenue grew by 12% to $ 1,167 million (11% at constant currency) in the fourth quarter of 2004. Organic revenue growth worldwide was 6%. Dialysis Product revenue increased by 14% to $ 473 million (8% at constant currency) in the same period.

North America revenue increased by 10% to $ 1,089 million, compared to $ 993 million in the same period last year. Dialysis Care revenue increased by 10% to $ 977 million. The average revenue per treatment increased to $ 290 in the fourth quarter 2004 (Q4 2003: $ 280). Dialysis Product revenue increased by 5% to $ 112 million.

International revenue was $ 551 million, up 20% from the fourth quarter of 2003, an increase of 11% adjusted for currency. Dialysis Care revenue reached $ 190 million, an increase of 26% (17% at constant currency). Dialysis Products revenue increased by 17% to $ 361 million (9% at constant currency).


Earnings

Operating income (EBIT) increased by 10% to $ 227 million resulting in an operating margin of 13.9%. The group operating margin was impacted mainly by price pressure in Japan as a result of bi-annual reimbursement rate reductions and the implementation of the new accounting rule FIN 46R. On a comparable basis excluding FIN 46R, the operating margin in North America remained stable at 14.6% compared to the fourth quarter 2003. In the International segment the comparable margin was 14.9% in the fourth quarter of 2004.

Group net interest expenses decreased by 11% to $ 46 million, compared to $ 52 million last year. This positive development was mainly attributable to a lower debt level based on the strong Cash Flow generation in combination with lower interest rates.

Income tax expense was $ 72 million versus $ 61 million in the fourth quarter 2003, reflecting an effective tax rate of 39.8% compared to 39.0% in the fourth quarter of last year.

Net income in the fourth quarter 2004 was $ 108 million, an increase of 14%.

Earnings per share (EPS) in the fourth quarter 2004 rose correspondingly by 14% to $ 1.12 per ordinary share ($ 0.37 per ADS), compared to $ 0.98 ($ 0.33 per
ADS) in the fourth quarter of 2003. The weighted average number of shares outstanding was approximately 96.3 million.


Cash Flow

In the fourth quarter of 2004, the Company generated $ 268 million in net cash from operations, representing about 16.3% of total revenue.

A total of $ 117 million (net of disposals) was spent for capital expenditures. This resulted in a Free Cash Flow before acquisitions of $ 151 million compared to $ 104 million in the fourth quarter of 2003. The high level of Free Cash Flow was supported by the increase in net income and improvements in working capital management. In addition, the days sales outstanding (DSO) were reduced by one day to 84 days in the fourth quarter compared to the third quarter 2004. Compared with the fourth quarter of the previous year DSO were reduced by 5 days.

A total of $ 31 million in cash was spent for acquisitions. The Free Cash Flow after acquisitions increased by 33% to $ 120 million compared to $ 91 million last year.


Operations Full Year 2004:
--------------------------

For a complete overview of the full year 2004, please refer to the appendix.


Earnings and Revenue

For the full year 2004, net income was $ 402 million, up 21% from 2003. Net revenue was $ 6,228 million, up 13% from 2003. Currency adjusted, net revenue rose 10% in 2004 as compared to 2003. Operating income (EBIT) increased by 13% to $ 852 million resulting in an operating margin of 13.7%. On a comparable basis (excl. the new accounting regulation FIN 46R) the operating margin would have been 13.85% vs. 13.7% for the year 2003.

Group net interest expenses for the full year 2004 decreased by 13% to $ 183 million, compared to $ 211 million last year. Income tax expense was $ 266 million for the full year 2004 versus $ 213 million in 2003. This reflects an effective tax rate of 39.7% compared to 39.0% for 2003.

For the full year of 2004, earnings per ordinary share rose 21% to $ 4.16. Earnings per ordinary ADS for 2004 were $ 1.39. The weighted average number of shares outstanding during 2004 was approximately 96.2 million.

Cash Flow

Cash from operations during the full year 2004 was up 10% to $ 828 million compared to $ 754 million in 2003. A total of $ 261 million was spent for capital expenditures (net of disposals). This resulted in a record Free Cash Flow before acquisitions for 2004 of $ 567 million compared to $ 478 million in 2003. Net cash used for acquisitions was $ 104 million. The Free Cash Flow after acquisitions increased by 20% to $ 463 million compared to $ 386 million last year.


Patients - Clinics - Treatments

At the end of 2004, Fresenius Medical Care served about 124,400 patients worldwide which represents an increase of 4%. North America provided dialysis treatments for ~85,500 patients (+4%) and the International segment for ~38,900 patients (+6%).

As of December 31, 2004, the Company operated a total of 1,610 clinics worldwide (1,130 clinics/+2% in North America and 480 clinics/+7% International).

Fresenius Medical Care AG performed approximately 18.8 million treatments in 2004, which represents an increase of 5% year over year. North America accounted for 12.9 million treatments (+4%) and the International segment for 5.9 million (+8%).


Dividends:

The Company will continue to follow an earnings-driven dividend policy. For the eighth consecutive year, shareholders can expect an increased dividend for the fiscal year 2004. At the Annual General Meeting on May 24, 2005 shareholders will be asked to approve a dividend of (euro) 1.12 per ordinary share (2003:
(euro) 1.02/+10%) and (euro) 1.18 per preference share (2003: (euro) 1.08/+9%).


Outlook 2005:

For the year 2005, the Company expects a revenue growth at constant currencies between six and nine percent and net income growth in the low double-digit range.

Furthermore, the Company expects capital expenditures of about $ 350-400 million and spending on acquisitions of about $ 200-250 million.

Ben Lipps, Chief Executive Officer of Fresenius Medical Care, commented: "Our results for the fourth quarter and the full year 2004 demonstrate solid operating fundamentals that translate into strong top line revenue growth and bottom line net income growth. We have accomplished record earnings in 2004. We are particularly pleased with the results of Europe, North America and Latin America. In addition, our Free Cash Flow performance was very strong. This accomplishment gives us the opportunity to increase investments going forward which will sustain our future growth."

Video Webcast

Fresenius Medical Care will hold an analyst meeting at its headquarters in Bad Homburg, Germany, to discuss the results of the fourth quarter and the full year of 2004 on February 24, 2005 at 3.15pm CET / 9.15 EST. The company invites investors to listen to the live video webcast of the meeting at the Company's website www.fmc-ag.com in the "Investor Relations" section. A replay will be available shortly after the meeting.



Fresenius Medical Care AG is the world's largest, integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,300,000 individuals worldwide. Through its network of approximately 1,610 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides Dialysis Treatment to approximately 124,400 patients around the globe. Fresenius Medical Care is also the world's leading provider of Dialysis Products such as hemodialysis machines, dialyzers and related disposable products. For more information about Fresenius Medical Care, visit the Company's website at www.fmc-ag.com.


This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG does not undertake any responsibility to update the forward-looking statements in this release.

Fresenius Medical Care AG                             Three Months Ended                          Twelve Months Ended
Statement of Earnings                                    December 31,                                 December 31,
-----------------------------------------------------------------------------------------------------------------------------
(in US-$ thousands, except                     2004          2003     % Change              2004           2003      % Change
share and per share data)
Net revenue
Dialysis Care                             1,167,186     1,037,633        12.5%         4,501,197      3,978,344         13.1%
Dialysis Products                           472,840       414,801        14.0%         1,726,805      1,549,165         11.5%
Total net revenue                         1,640,026     1,452,434        12.9%         6,228,002      5,527,509         12.7%

Cost of revenue                           1,078,358       946,669        13.9%         4,142,117      3,698,606         12.0%
Gross profit                                561,668       505,765        11.1%         2,085,885      1,828,903         14.1%
Selling, general and administrative         321,050       285,648        12.4%         1,182,176      1,021,781         15.7%
Research and development                     13,195        12,429         6.2%            51,364         49,687          3.4%
Operating income (EBIT)                     227,423       207,688         9.5%           852,345        757,435         12.5%

Interest income                              (3,510)       (9,835)      -64.3%           (13,418)       (19,089)       -29.7%
Interest expense                             49,897        62,180       -19.8%           197,164        230,848        -14.6%
Interest expense, net                        46,387        52,345       -11.4%           183,746        211,759        -13.2%
Earnings before income taxes
and minority interest                       181,036       155,343        16.5%           668,599        545,676         22.5%
Income tax expense                           72,027        60,655        18.7%           265,415        212,714         24.8%
Minority interest                               819           189       333.3%             1,186          1,782        -33.5%
Net income                                  108,190        94,499        14.5%           401,998        331,180         21.4%

Operating income (EBIT)                     227,423       207,688         9.5%           852,345        757,435         12.5%
Depreciation and amortization                61,219        57,395         6.7%           232,586        216,378          7.5%
EBITDA                                      288,642       265,083         8.9%         1,084,931        973,813         11.4%

Total bad debt expenses                      36,729        37,033                        131,257        115,238

Earnings per Ordinary share                    1.12          0.98        14.1%              4.16           3.42         21.4%
Earnings per Ordinary ADS                      0.37          0.33        14.1%              1.39           1.14         21.4%

Earnings per Preference share                  1.14          0.99        14.1%              4.23           3.49         21.2%
Earnings per Preference ADS                    0.38          0.33        14.1%              1.41           1.16         21.2%

Weighted average number
of shares
Ordinary shares                          70,000,000    70,000,000                     70,000,000     70,000,000
Preference shares                        26,278,118    26,198,240                     26,243,059     26,191,011

Percentages of revenue
Cost of revenue                               65.8%         65.2%                          66.5%          66.9%
Gross profit                                  34.2%         34.8%                          33.5%          33.1%
Selling, general and administrative           19.6%         19.7%                          19.0%          18.5%
Research and development                       0.8%          0.9%                           0.8%           0.9%
Operating income (EBIT)                       13.9%         14.3%                          13.7%          13.7%

Interest expense, net                          2.8%          3.6%                           3.0%           3.8%
Earnings before income taxes
and minority interest                         11.0%         10.7%                          10.7%           9.9%

Income tax expense                             4.4%          4.2%                           4.3%           3.8%
Minority interest                              0.0%          0.0%                           0.0%           0.0%
Net income                                     6.6%          6.5%                           6.5%           6.0%

EBITDA                                        17.6%         18.3%                          17.4%          17.6%
-----------------------------------------------------------------------------------------------------------------------------

Fresenius Medical Care AG                        Three Months Ended                         Twelve Months Ended
Segment and Other Information                        December 31,                               December 31,
-----------------------------------------------------------------------------------------------------------------------
(in US-$ million)                           2004         2003       % Change           2004         2003       % Change
Net revenue
North America                              1,089          993           9.7%          4,216        3,855           9.4%
International                                551          459          19.8%          2,012        1,673          20.3%
Total net revenue                          1,640        1,452          12.9%          6,228        5,528          12.7%

Operating income (EBIT)
North America                                156          145           7.6%            590          532          10.8%
International                                 81           72          11.5%            298          254          17.5%
Corporate                                    (10)          (9)         -4.4%            (36)         (29)         23.5%
Total operating income (EBIT)                227          208           9.5%            852          757          12.5%

Operating income
in percentage of revenue
North America                              14.3%        14.6%                         14.0%        13.8%
International                              14.7%        15.8%                         14.8%        15.2%
Total                                      13.9%        14.3%                         13.7%        13.7%

Employees
Full-time equivalents                                                                44,526       41,097
-----------------------------------------------------------------------------------------------------------------------

Reconciliation of non US-GAAP
financial measures to the most directly                     Three Months Ended        Twelve Months Ended
comparable US-GAAP financial measures                          December 31,               December 31,
--------------------------------------------------------------------------------------------------------
(in US-$ million)                                            2004        2003           2004        2003
Segment information North America
Net revenue                                                 1,089         993          4,216       3,855
Costs of revenue and research and development                 774         702          3,027       2,794
Selling, general and administrative                           159         146            599         529
Costs of revenue and operating expenses                       933         848          3,626       3,323
Operating income (EBIT)                                       156         145            590         532

Annualized EBITDA
Operating income (EBIT) last twelve months                                               852         757
Depreciation and amortization last twelve months                                         233         216
Non cash charges                                                                          13          13
Annualized EBITDA                                                                      1,098         986
--------------------------------------------------------------------------------------------------------

Fresenius Medical Care AG
Balance Sheet                                                          December 31,     December 31,
-----------------------------------------------------------------------------------------------------
(in US-$ million)                                                              2004             2003
Assets
Current assets                                                                2,446            2,206
Intangible assets                                                             4,047            3,870
Other non-current assets                                                      1,469            1,427
Total assets                                                                  7,962            7,503

Shareholders' equity and liabilities
Current liabilities                                                           1,938            1,412
Long-term liabilities                                                         2,389            2,847
Shareholders' equity                                                          3,635            3,244
Total shareholders' equity and liabilities                                    7,962            7,503

Equity/assets ratio:                                                            46%              43%

Debt
Short-term borrowings                                                           419               90
Short-term borrowings from related parties                                        6               30
Current portion of long-term debt and capital lease obligations                 230               90
Long-term debt and capital lease obligations, less current portion              545            1,112
Trust Preferred Securities                                                    1,279            1,242
Accounts receivable securitization program                                        0              158
Total debt                                                                    2,479            2,722
-----------------------------------------------------------------------------------------------------

Fresenius Medical Care AG
Cash Flow Statement
-----------------------------------------------------------------------------------------
Twelve Months Ended December 31,                                      2004          2003
(in US-$ million)
Operating activities
Net income                                                             402           331
Depreciation / amortization                                            233           216
Cash inflow from hedging                                                15           132
Change in working capital and other non-cash items                     178            75
Cash flow from operating activities                                    828           754

Investing activities
Purchases of property, plant and equipment                            (279)         (291)
Proceeds from sale of property, plant and equipment                     18            15
Capital expenditures, net                                             (261)         (276)
Free Cash flow                                                         567           478

Acquisitions, net of cash acquired                                    (104)          (92)
Free Cash flow after investing activities                              463           386

Financing activities
Redemption of Series D Preferred Stock                                   -            (9)
Change in accounts receivable securitization program                   178          (287)
Change in intercompany debt                                            (24)           24
Change in other debt                                                  (484)          (36)
Dividends paid                                                        (122)         (108)
Cash flow from financing activities                                   (452)         (416)

Effects of exchange rates on cash                                        -            13
Net increase (decrease) in cash                                         11           (17)

Cash at beginning of period                                             48            65
Cash at end of period                                                   59            48
-----------------------------------------------------------------------------------------

Fresenius Medical Care AG
Quarterly Performance Scorecard - Revenue
-------------------------------------------------------------------------------------------------------------------
Three months ended December 31,                                        2004         cc            2003          cc
(in US-$ thousands, except per-treatment revenue)
North America
Net revenue*                                                      1,089,265                    992,717
Growth year-over-year*                                                 9.7%                       1.4%

Dialysis Care*                                                      977,474                    886,617
Growth year-over-year*                                                10.2%                       3.0%
Per treatment                                                           290                        280
Sequential growth                                                     -0.6%                       0.1%
Growth year-over-year                                                  3.7%                      -2.4%

Dialysis Products
incl. internal sales                                                204,391                    206,728
Growth year-over-year                                                 -1.1%                       4.7%

Dialysis Products
incl. internal sales                                                204,391                    206,728
less internal sales                                                 (92,600)                  (100,628)
External sales                                                      111,791                    106,100
less sales to other vertically integrated dialysis companies
and to leasing company of dialysis machines leased back              (9,502)                    (3,265)
less adsorber business sales                                         (1,630)                    (1,271)
Dialysis Products sales to available external market                100,659                    101,564
Growth year-over-year                                                 -0.9%                       0.8%

International
Net revenue                                                         550,761                    459,717
Growth year-over-year                                                 19.8%      11.3%           21.5%        5.2%

Dialysis Care                                                       189,712                    151,016
Growth year-over-year                                                 25.6%      16.9%           33.7%       15.0%
Per treatment                                                           126        117             105          90
Sequential growth                                                      5.4%                       2.1%
Growth year-over-year                                                 19.5%      11.1%           18.0%        1.5%

Dialysis Products
incl. internal sales                                                398,586                    344,571
less internal sales                                                 (37,537)                   (35,870)
External sales                                                      361,049                    308,701

Dialysis Products
incl. internal sales                                                398,586                    344,571
Growth year-over-year                                                 15.7%       7.3%           18.1%        2.5%
External sales                                                      361,049                    308,701
Growth year-over-year                                                 17.0%       8.6%           16.3%        1.1%
-------------------------------------------------------------------------------------------------------------------

cc = at constant exchange rates
* including Cardio Vascular Resources in 2004

Fresenius Medical Care AG
Quarterly Performance Scorecard - Dialysis Care Volume
--------------------------------------------------------------------------------------------
Three months ended December 31,                                        2004            2003
North America
Number of treatments                                              3,295,360       3,179,975
Treatments per day                                                   41,713          40,253
Per day sequential growth                                              1.2%            1.4%
Per day year-over-year growth                                          3.6%            6.8%
of which:
- Acquisitions                                                         1.1%            1.0%
- Same store growth year-over-year                                     3.2%            4.1%
- Adjustment for method II to method I transfer                        0.0%            2.1%
- Adjustments for closed/sold facilities, yield and other             -0.7%           -0.4%

International
Number of treatments                                              1,510,270       1,436,441
Same store growth year-over-year                                       3.6%            6.7%
--------------------------------------------------------------------------------------------

Fresenius Medical Care AG
Quarterly Performance Scorecard - Expenses
--------------------------------------------------------------------------------------------
Three months ended December 31,                                        2004            2003
North America
Costs of revenue and operating expenses
Percent of revenue                                                    85.7%           85.4%
Selling, general and administrative
Percent of revenue                                                    14.6%           14.7%
Bad debt expenses
Percent of revenue                                                     2.6%            3.2%
Dialysis Care operating expenses/Treatment (in US-$)                    251             241
Sequential growth                                                     -0.6%           -0.9%
Growth year-over-year                                                  4.3%           -3.8%

Total Group
Costs of revenue and operating expenses
Percent of revenue                                                    86.1%           85.7%
Selling, general and administrative
Percent of revenue                                                    19.6%           19.7%
Effective tax rate                                                    39.8%           39.0%
--------------------------------------------------------------------------------------------

Fresenius Medical Care AG
Quarterly Performance Scorecard - Cash Flow/Investing Activities
--------------------------------------------------------------------------------------------
Three months ended December 31,                                       2004             2003
(in US-$ thousands, except number of de novos)
Total Group
Operating Cash Flow                                                267,793          251,391
Percent of revenue                                                   16.3%            17.3%

Free Cash Flow, before acquisitions                                150,534          103,682
Percent of revenue                                                    9.2%             7.1%

Acquisitions, net                                                   30,512           13,377

Capital expenditures, net                                          117,259          147,709
Percent of revenue                                                    7.1%            10.2%

Maintenance                                                         35,474           37,205
Percent of revenue                                                    2.2%             2.6%

Growth                                                              52,400           44,187
Percent of revenue                                                    3.2%             3.0%

Lease Buy-out                                                       29,385           66,317
Percent of revenue                                                    1.8%             4.6%

Number of de novos                                                      17               19
North America                                                            9               12
International                                                            8                7
--------------------------------------------------------------------------------------------

Fresenius Medical Care AG
Quarterly Performance Scorecard - Balance Sheet
--------------------------------------------------------------------------------------------
Three months ended December 31,                                       2004             2003
Total Group
Debt (in US-$ million)                                               2,479            2,722
Debt/EBITDA                                                            2.3              2.8

North America
Days sales outstanding                                                  67               72
Sequential development                                                1.5%            -1.4%
Year-over-year development                                           -6.9%           -11.1%

International
Days sales outstanding                                                 119              127
Sequential development                                               -4.0%            -7.3%
Year-over-year development                                           -6.3%            -7.3%
--------------------------------------------------------------------------------------------

Fresenius Medical Care AG
Quarterly Performance Scorecard
--------------------------------------------------------------------------------------------
Three months ended December 31,                                       2004             2003
Clinical Performance
North America
Urea reduction >= 65%                                                  91%              89%
Single Pool Kt/v > 1.2                                                 94%              92%
Hemoglobin >= 11g/dl                                                   82%              78%
Albumin >= 3.5 g/dl*                                                   80%              82%
Hospitalization Days per patient (FY 2004 vs. FY 2003)                13.1             13.4

Demographics
North America
Average age (yr)                                                        61               61
Average time on dialysis (yr)                                          3.4              3.4
Average body weight (kg)                                                77               76
Prevalence of diabetes                                                 52%              52%
--------------------------------------------------------------------------------------------

* International standard BCR CRM470